

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Daniel Wong
Chief Executive Officer and Chief Financial Officer
Bridgetown Holdings Ltd
c/o 38/F Champion Tower
3 Garden Road, Central
Hong Kong

      Re: Bridgetown Holdings Ltd
          Form 10-K for the Year Ended December 31, 2021
          Filed March 28, 2022
          File No. 001-39623

Dear Mr. Wong:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction

cc: Lijia Sanchez, Esq.